April 19, 2013

Tia L. Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission (the “Commission”)
Washington, D.C. 20549

Re:	China Cord Blood Corporation Form 20-F for Fiscal Year ended March 31, 2012 Filed July 31, 2012 File No. 001-34541

Dear Ms. Jenkins:

Reference is made to the letter from the Commission’s staff (the “Staff”) dated March 19, 2013 regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2012 of China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), and addressed to the Company’s Chief Financial Officer, Mr. Albert Chen (the “Staff’s Letter”).

In connection with the responses provided to the comments in the Staff’s Letter on our behalf under separate cover by Loeb & Loeb LLP, our U.S. securities counsel, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA CORD BLOOD CORPORATION

By:
Name:	Albert Chen
Title:	Chief Financial Officer